Filed pursuant to Rule 253(g)(2)

File No. 024-10585

Ziyen Inc.

Supplement No. 1

to the Offering Circular

qualified November 30, 2017

Dated: Feb 22, 2018

This Supplement No. 1 to the Offering Circular originally qualified November 30, 2017 (this “Supplement”) supplements the offering circular of Ziyen Inc. (“Ziyen”), dated October 25, 2017 (the “Offering Circular”). This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this Supplement No.1 is to provide updated disclosure regarding the Technical Evaluation Appraisal Report for Illinois Basin.

Technical Evaluation Appraisal Report for Illinois Oil Leases

Summary:

Ziyen Energy have appointed consultants Maurice Wright and Andrew Stephen as project managers and technical oil and gas industry specialists for the redevelopment of Ziyen Inc.’s existing oil fields in the Illinois Basin.

Mr. Stephen and Mr. Wright have a combined experience of more than 50 years working in the global oil and gas industry, previously having worked with Dutch Royal Shell, BP, Conocophillips, Total, and various medium sized oil and gas companies.

High level points:

The purpose of this Technical Evaluation Appraisal Report is to outline Ziyen Energy’s plans to bring on line existing wells and to implement proven technology to ensure the integrity of the systems are sound ensuring maximum production and uptime.

.

This will be conducted using a Front end design schedule approach which will allow us to deliver a Fit for Purpose end product which meets the specific goals and objectives as required.

The full Technical Evaluation Appraisal Report is included with this supplement.

ZIYEN INC.

Energy Division

Onshore Rejuvenation and

New Drilling Programme (ORNDP)

Technical Evaluation Appraisal Report for

Illinois Oil Leases

For

Ziyen Inc.

Energy Division

ZIYEN INC.	Qualified by the SEC 10/25/2016
1623 Central Ave, Suite #201, Cheyenne, WY 82001	CIK#: 0001680101
Tel: +1.800.801.4703 web: http://www.ziyen.com

Technical Evaluation Appraisal Report	ZIYEN INC.
Illinois Basin Leases	ENERGY DIVISION

The main driver for Ziyen Energy integrity must include aspects of onshore location challenges as well as production and integrity. The key requirements of this are recommended to include:

a.	The activities highlighted which details the equipment intervention requirements for Ziyen Energy produced oil, water and gas at the central collection point location for all field oil wells. Xiii

b.	All requirements to install new modular installations and interface with the Ziyen Energy oil wells power and control interface with the existing power and control, as well as taking into account any identified process equipment modifications.

Further work may be required to prioritize the integrity related workload and identify the activities to be completed during the initial Ziyen oil well tie in with the subsequent planned shutdowns.

Any key requirements will need to be identified for capture within the Ziyen Energy well control scheme. Similarly, any production fluid changes as a result of the front end completion phase will need to be identified for capture within the export pipelines documentation, e.g. if applicable, the adjoining pipeline between oil wells production systems documentation.

2.6 Project Interface Requirements	xiii

3. Tie Into Existing Process Facilities	XV
3.1 Functional Requirements	xv
3.2 HP/LP Interface Protection	xv
3.3 Flow Line and Tie-Ins	xv
3.4 Front End Design Considerations and Innovation	xvi

Technical Evaluation Appraisal Report	ZIYEN INC.
Illinois Basin Leases	ENERGY DIVISION

Technical Evaluation Appraisal Report	ZIYEN INC.
Illinois Basin Leases	ENERGY DIVISION

Consultants

Maurice Wright

Mr. Wright joins Ziyen Inc. as a technical expert specializing in Project Management, Process Flow and Control, ESD and Fire and Gas. Mr. Wright has been involved in both offshore and onshore oil and gas energy for over 30 years.

Degrees and Professional Accreditations

Bachelor of Science, Technical Engineering (Honors)

HNC Royal Aeronautics/Process and Control

Member of Institute of Energy (Hon Sec). (MIE)

Member Institute Measurement and Control (MIMC)

Member Association Project Management (MAPM)

Andrew Stephens

Mr. Stephens has been involved in Offshore and oil and gas industry and the energy industry for over 25 years specializing in PLC logic and software programming, process flow and control.

Degrees and Professional Accreditations

Bachelor of Engineering, Electrical & Electronic Engineering

HNC Electrical & Electronic Engineering

TUV Finis Functional Safety (SIL Compliance) Canpex Level 6

Electrical 17th Edition.

Technical Evaluation Appraisal Report	ZIYEN INC.
Illinois Basin Leases	ENERGY DIVISION

1.	INTRODUCTION

1.1	Background

Ziyen Inc. won their first contract in Indiana U.S. in June 2017 and have subsequently followed up with four additional contract wins in the Illinois Basin in 2018.

Ziyen Energy Division intends to produce oil in the U.S. with advanced extraction methods and technology implemented and guided by career experts in the oil and gas and energy industry.

The goal is to produce oil by securing and developing smaller, marginal oil fields in the U.S. that have been otherwise overlooked by major oil companies yet still provide multi-million-dollar yield potential.

To integrate and deliver the above Ziyen Energy have secured the services of oil and gas consultants, Maurice Wright and Andrew Stephen who have in place a highly motivated multi-discipline team of professional engineers who possess the engineering technology, ability and commitment to uniquely deliver with Ziyen Energy.

It is anticipated that the existing wells will be returned to service in a conventional manner but with enhancement to ensure the environmental technology and improved economics now available will be implemented to allow efficient low cost operations and Fit for Purpose.

Maurice Wright and Andrew Stephen are to fully engage with Ziyen Energy and will successfully deliver the above in the most cost effective manner, this will be within approved budget and schedule utilising state of the art technology, enhanced safety standards and innovation combined with a wealth of experience.

The above is to be streamlined and merged with a drilling programme on new wells which may involve horizontal drilling technology to extract oil from marginal fields in the U.S. allowing for quicker more sustainable and profitable oil production.

To ensure commitment and delivery in a timely manner Maurice Wright and Andrew Stephen have secured the available services of two Drilling Superintendents both of which have over 30 years drilling and well management experience.

The reference to Technical Evaluation Appraisal Report is seen to be appropriate for the forthcoming work deliverables.

Ziyen Energy has three areas with which to target in the Illinois basin, Indiana and Kentucky the area is highlighted as shown on the map below.

1.1.1 Current locations and Projects Ziyen first contract award was the Ross Lease, Indiana with mineral rights to an Indiana oil field acquired in June 2017.

Technical Evaluation Appraisal Report	ZIYEN INC.
Illinois Basin Leases	ENERGY DIVISION

1.1.1 (cont’d.) Geological reports compiled by Adena Resources LLC indicate 62,265 bbl (barrels) of proven oil reserves and 715,000 bbl of probable oil reserves. Undeveloped reserves on this site are over US$30 million. Compositional Analysis has been carried out and oil is optimal for immediate extraction.

The second contract win was Potts Lease, Illinois Basin with mineral rights to a second, production ready field and acquired in December 2017.

The new lease is comprised of four producing oil wells and one injection well, all with associated oil production equipment.

The third contract win was Big Bill Lease, Illinois Basin.

Following full geological and seismic surveys performed on the land, the Ziyen technical team will proceed with securing relevant permits with plans for commencing full oil production 2018.

Indiana 2018 Producing Oil wells in red, Producing Gas wells in green

1.2 Purpose of Document

The purpose of this Technical Evaluation Appraisal Report is to outline the fundamental requirements for Ziyen Energy to bring on line existing wells and to implement requirements for the Technical Evaluation Appraisal Report.

It also aims to give clear guidelines to to enable them to deliver a Fit for Purpose end product which meets the specific goals and objectives necessary.

Reference is made to the administration of Front end schedule and approval for way forward which is to be confirmed by Ziyen Energy.

The document is structured as follows:-

Section 1 provides an introduction to the requirements.

Section 2 outlines the project business drivers to provide context to the rest of the Technical Evaluation Appraisal Report.

Technical Evaluation Appraisal Report	ZIYEN INC.
Illinois Basin Leases	ENERGY DIVISION

Sections 3 and 4 provide the bulk of the Technical Evaluation Appraisal Report requirements and design considerations for various aspects of the work. Generally, the content is broken into two categories:-

Requirements – fundamental requirements (both functional and philosophical) that Ziyen Energy and oil and gas consultants, Maurice right and Andrew Stephen in order to make the overall deliverable a success and which is “non-negotiable”

Design Considerations – guidance on how certain systems existing and new may be further designed which capture lessons learned etc. and include specific innovative cost effective aspects but is not overly prescriptive.

Key supporting documents which are to be provided by Ziyen Energy and Maurice Wright and Andrew Stephen include operating conditions, profiles, etc. which capture the following proposals:

•	Existing wells Basis of Design
•	Strategy for return to service of existing oil wells and water injection well
•	Existing well Operations & Maintenance Philosophy
•	Existing and new wells Coarse HAZOP
•	Innovation and integration of new technology and safety
•	Optimal operational excellence and safety standards
•	Production and Sale of oil within the US
•	Sustainability policy delivery
•	Maintain low operational overheads for financial resilience
•	Implementation of cost effective workovers

1.3 Hold List

1. System Reliability Analysis.

2. Skid mounted modules equipment selection.

3. Confirmation of Construction Man days

4. Review of ESD system and equipment SIL capability

5. New well information from Ziyen Energy

6. Ziyen Energy and consultants, Maurice Wright and Andrew Stephen confirmation of planning and Technical Evaluation Appraisal Report review meeting.

1.4 Definitions

An explanation to the definitive meaning of words, abbreviations and phrases contained in the text of this document is given below:

Must / shall / Will: Indicates a mandatory requirement.

Should: Indicates a preferred course of action.

May: Indicates one acceptable course of action.

Technical Evaluation Appraisal Report	ZIYEN INC.
Illinois Basin Leases	ENERGY DIVISION

1.5 Abbreviations

AFE	Approval for Expenditure
ALARP	As low as reasonably practical
CAPEX	Capital expenditure
CCR	Central control room
CITHP	Closed in tubing head pressure
CO2	Carbon dioxide
DCS	Distributed control system
ESD	Emergency shutdown
FTHP	Flowing tubing head pressure
H&MB	Heat & mass balance
H2S	Hydrogen sulphide
HAZOP	Hazard and operability study
HIPPS	High integrity pressure protection system
HP	High pressure
HS&E	Health, safety & environment
I.S.	Intrinsically safe
I/O	Input/output
LO/LC	Locked open / locked closed
LP	Low pressure
MMSTB	Million stock tank barrels
NB	Nominal bore
OPEX	Operating expenditure
P&ID	Piping and instrumentation diagram
PLC	Programmable logic controller
PMV	Production master valve
PON6	Petroleum operations notice
PWV	Production wing valve
SCADA	Supervisory Control and Data Acquisition
Scf/stb	Standard cubic feet per stock tank barrel
SDV	Shutdown valve
SIL	Safety integrity level
STOIIP	Stock tank oil initially in place
UPS	Un-interruptable power supply

Technical Evaluation Appraisal Report	ZIYEN INC.
Illinois Basin Leases	ENERGY DIVISION

2. PROJECT DRIVERS AND REQUIREMENTS

The purpose of this section is to highlight the high level project drivers which ultimately drive the philosophies and requirements stated in this document.

The prioritised business drivers for Ziyen Energy and consultants, Maurice Wright and Andrew Stephens are:

Maximise Economic Return (Further divided into Revenue, OPEX, CAPEX, Schedule) Inherently safer design, incorporating good environmental practice, integrity management and safe project execution, and operability.

Minimise disruption to Ziyen Energy well production, and identification of any risks to achieving schedule.

Utilisation of planned Ziyen well outages as far as practicable.

Integration with Drilling work scope and personnel.

Efficient construction scheduling with regards to personnel availability while working in extreme locations.

2.1 Revenue

The main factor that will influence revenue and therefore will need to be addressed in the front end strategic approach is the requirement for a cost effective and fit for purpose solution. Maurice Wright and Andrew Stephen are system strategic experts in this area and welcome getting it right first time in order to implement an effective cost and schedule delivery.

It is essential that the solution includes the required technical application to meet government legislation for oil transition to sale, produced water discharge, and adherence to flaring consent.

The above requirement to deliver the production profile should eliminate the use of produced water tanker collection and discharge which in turn will reduce revenue.

2.1.1 OPEX

OPEX will always be a project driver – Ziyen and Maurice Wright and Andrew Stephen will seek to deliver a facility where OPEX is as low as possible. Key factors which will influence OPEX and therefore require to be addressed in the Front end strategy include:-

Impact on manning requirements to facilitate necessary workovers on each well.

Maintainability of equipment.

Operability – Monitoring and control requirements both locally and remote access ability.

2.1.2 CAPEX

CAPEX is one of the most common and measurable project drivers and naturally conflicts with nearly every other project driver, so it is important that Ziyen Energy and Consultants Maurice Wright and Andrew Stephen describe and address any CAPEX constraints and any philosophies which have a high CAPEX influence.

Technical Evaluation Appraisal Report	ZIYEN INC.
Illinois Basin Leases	ENERGY DIVISION

Key factors which will influence CAPEX and therefore require to be addressed include:-

Requirement for Modular installation (plug and play) and associated equipment.

Ensure new wells equipment installation is in full compliance with regulations.

Degree of Brownfield modifications.

Long lead items.

Construction philosophy.

Operability & Safety

Governmental interface for smooth schedule compliance.

2.2 Schedule

Ziyen wells are presently not operating and located in an unmanned facility. It is therefore critical to the schedule and success of the Ziyen Energy and Maurice Wright and Andrew Stephen project that the construction can be completed in a timely manner hence the proposed use of a plug and play system.

As a result of this, an accurate man hours estimate is a key deliverable of the Front end detail.

On site visits are recognised as a key activity to allow an accurate assessment of construction hours to be made and getting it right first time.

Advance planning of survey work will be essential, in addition to ensuring that best use is made of any visits to the Indiana U.S. well locations.

The Front end work shall also investigate whether there are any construction activities that can be completed in advance of the main project work commencement.

This will be carried out in cooperation with Ziyen Energy and Maurice Wright and Andrew Stephen in order to identify when personnel are available and which activities can be brought forward for full establishment of requirements and cost effective synergies prior to visit.

2.3 Safety

The key driver for Safety is an inherently safe design, and the requirement to design any old and new facilities to risk levels that are defined as low as reasonably practicable (ALARP) is always a legal requirement.

Risk-based, goal setting process safety management will both ensure future compliance as well as helping reduce the risk and cost of future accidents. Ziyen Energy and Consultants Maurice Wright and Andrew Stephen recognise that there needs to be more than a checklist of completed documentation and tasks performed. Ziyen will operate with confidence, knowing that a robust safety culture will be in place that can stand up to scrutiny, both externally and from within. Particular considerations which are to be verified and proposed are Ziyen Energy produced oil system, the water system and gas release system management and if there may be requirements for HP/LP interface protection plus the consequences of a release.

In addition to the systems required exclusively for Ziyen Energy oil wells are a number of scope activities which are related to improvement of the performance of the existing oil wells and the water injection well

Technical Evaluation Appraisal Report	ZIYEN INC.
Illinois Basin Leases	ENERGY DIVISION

2.4 Environment

The main environmental driver for Ziyen Energy is to be in legal compliance. In addition, environmental (and occupational) aspects must be taken into account in the process design (re well fluid sampling facilities).

Ziyen energy recognises the importance of the above requirements and is fully committed to engage with the U.S Environmental departments to deliver necessary compliance.

Indiana, Illinois and Kentucky legislation including new emission testing requirements will be fully complied with.

The Illinois basin encapsulates the following environmental departments; Indiana Department of Natural Resources DNR

Illinois office of Oil & Gas Resource Management

Commonwealth of Kentucky, Division of Oil & Gas.

Ziyen Energy will fully comply with current Statutes and Regulations and Non-rule Policy Documents where appropriate re Statute Oil & Gas IC14-37 and Regulation 312/AC 29 plus non rule policy documents on Oil & Gas Horizontal Drilling applications.

In addition to the above as a minimum Ziyen Energy will ensure full integration and communication is in place to compliment Indiana DNR Mission and Value Statements.

Ziyen Energy will drive the way forward to utilize and increase renewable energy resources with diversification of electrical and energy portfolio.

An example of compliance would be that of adherence to The Indiana Register and regulation 312/AC 29-2-36 Oil & Gas, where section 36 applies as follows; Controls or has controlled a well for oil & gas purposes meaning one or more of the following;

An operator of a well for oil & gas purposes

An owner of a well for oil & gas purposes

An officer, director, partner, or other authorized representative of an entity owning or operating a well for oil and gas purposes.

Authority ref IC 14-10-2-4, IC 14-37-3

Affected ref IC 14-37

2.5 Integrity

The main driver for Ziyen Energy Integrity must include aspects of both onshore location and production integrity. The key requirements for this are recommended to include:-

a.	The activities highlighted which details the equipment intervention requirements for Ziyen Energy Produced oil, Water and gas at the central collection point location for all field oil wells.
b.	All requirements to install new Modular installations and interface with the Ziyen Energy oil wells new power and control interface with the existing power and control, as well as taking into account any identified process equipment modifications.

Technical Evaluation Appraisal Report	ZIYEN INC.
Illinois Basin Leases	ENERGY DIVISION

Further work may be required to prioritize the integrity related workload and identify the activities to be completed during the initial Ziyen oil well tie in with subsequent planned shutdowns.

Any key requirements will need to be identified for capture within the Ziyen Energy and Consultants Maurice Wright and Andrew Stephen and well control scheme. Similarly any production fluid changes as a result of the Front end completion phase will need to be identified for capture within the export pipelines documentation, e.g. if applicable the adjoining pipeline between oil wells production systems documentation.

2.6. Project Interface Requirements

Close liaison will be required during the Front End information evaluation and completion with:

Ziyen Energy Divisional Director

Directors

Drilling Superintendent

Consultants Maurice Wright and Andrew Stephen HSEQ and Safety Engineer Respective US Governmental Authorities via Ziyen Energy

3. TIE IN TO EXISTING FACILITIES

3.1 Functional Requirements

The facilities provided to integrate the Ziyen Energy production is to deliver as a minimum the following requirements, subject to operating limitations of the infield pipelines:

Provide suitable protection against over pressurisation of downstream production and test facilities.

Provide suitable protection against temperatures in excess of the design temperatures for the existing production and test facilities

Provide connections and isolation from existing water injection distribution system for future tie-in

Provide suitable facilities for start-up of the Ziyen Energy oil wells and Produced water facilities system of operation.

These requirements are discussed in more detail in the sections below.

3.2 HP/LP Interface Protection

Ziyen Energy enlisted the services of Core Laboratories (UK), Petroleum Services Division in September 2017 to perform a compositional analysis of an oil sample sourced from the oil lease in Evansville, Indiana, referenced in Exhibit B - Oil and Gas Reserve Evaluation Report in Supplement No 1, filed on August 7, 2017.

Technical Evaluation Appraisal Report	ZIYEN INC.
Illinois Basin Leases	ENERGY DIVISION

3.2 (cont’d) High level points:

The reserve is a nice light crude, lacking any toxic, erosion or corrosion agents which will mean that our topside equipment should be easily maintained with a proper preventative maintenance regime.

The hydrocarbon ranging between C7 and C20 will minimize processing costs (no additional process complexity from H2S, waxes etc.), which means reaching premium as far as an unrefined crude goes.

There is nothing evident to suggest any other issue from the well product that could impact the ability to deliver to sales or flow with high availability: low water cut and minimized C2 - C4's: no hydrate issue, C36+'s are 7% mole weight so not much heavy end sludge (C60+), no amines, negligible benzene mean lower processing costs. Low density, means that flow rates should be optimal.

In summary, the news was exceptional. Ziyen Energy plans to use of the latest oil extraction methods for each well; —for oil which is compositionally of a high grade light crude which will ensure oil production and output will reach optimal operational levels.

The start-up procedure would need to safeguard to a suitable level. This would be expected to include hardware and / or software interlocks as well as pressure trips. The Front end fast track work to be completed by Ziyen Energy and Consultants Maurice Wright and Andrew Stephen shall review the above and perform sufficient engineering to demonstrate by design that a suitable level of integrity can be achieved.

There will be work ongoing to inspect the existing oil wells and to determine their conditions which in turn will confirm the new system for oil well interfaces and any water injection aspects that are required.

This will also confirm the following system response time available for the discharge and flow line ESDV or HIPPS interface where deemed necessary is reasonable (dynamic simulation).

Communications between the existing oil wells Process and Safety PLC’s shall review utilisation of a current industry standard protocol, re Profibus, and is to be verified with Ziyen Energy.

3.3 Flow line & Tie-ins

Suitable tie-ins from the Ziyen oil wells are required to the Ziyen Oil, water and gas production and separator facilities.

The concept details are required for the oil well flow line size and tie-in points to allow confirmation of the pipe work connected and tied-in upstream and downstream of separators (downstream of the inlet SDV’s).

Technical Evaluation Appraisal Report	ZIYEN INC.
Illinois Basin Leases	ENERGY DIVISION

There may be a requirement after such a long duration of no operation to replace some of the existing pipe work, and equipment this will be determined in the site survey.

3.4. Front End Design Considerations and InnovationShall investigate and provide a Fit for Purpose cost effective system The equipment installation within modular format shall confirm location and design integrity, with any consequential impact on the existing system being engineered Existing oil well services are to be fully evaluated for integration with new state of the art innovative, cost effective power and control requirements.

Long term use of equipment will ensure correct materials are utilised for new equipment.

Assessments will consider pipe stress & support requirements & effect on erosion / corrosion.

Suitable Fire & Gas detection, control and protection within the new system integration is to be included within the design P&IDs / process schematic to be developed and approved.

3.5 Upgrades to Existing Systems

It would be opportune to collect and evaluate any reported past issues with the existing oil wells; it is proposed this be investigated during the front end survey. Opportunities are to be further evaluated to resolve / improve the existing processing train as part of the Ziyen Energy and Consultants Maurice Wright and Andrew Stephen scope of work.

The Front end review shall demonstrate whether the proposed new system meets the level of integrity required (using fault tree analysis).

3.6 Test Metering

Improvements to the metering system may be necessary; therefore it is proposed to include these as part of the scope of work. The front End review will confirm any improvements required and to check for compatibility with fluids.

The timing of any improvements/replacements required will be reviewed in line with the overall project driver to minimise the risk of the construction activities duration overrunning. Consideration will be given to carrying these out prior to the main construction scope.

U.S. Governmental presentations required for Ziyen Energy it is respectfully proposed be completed by Ziyen Energy. Maurice Wright and Andrew Stephen would be delighted to assist with the delivery.

Technical Evaluation Appraisal Report	ZIYEN INC.
Illinois Basin Leases	ENERGY DIVISION

3.7 Materials Compatibility

The Ziyen Energy oil wells require confirmation review with respect to the impact on elastomers used in valves, pumps and instrumentation and the possibility of H2S and mercury content of the fluids, this is to be convened in conjunction with oil findings in 3.2. Any replacement of these items will also be identified and work scopes on an integrated plan to ensure that schedule and interdependencies are understood.

3.8 Chemicals

Any chemicals that are utilised within the oil well production and discharge refinement process are to be reviewed with focus on any chemical injection facilities and consolidation of the storage required and possibly upgrade of the current injection system if fitted. If necessary an optimal solution for any aspect will be suitably delivered.

3.9 Controls

If there is an existing SCADA or PLC systems it is not believed this will have sufficient I/O to incorporate the proposed modifications for an economically managed interface system upgrade.

Any existing ESD system it is understood will not have a SIL rating, but is thought to be of a suitable architecture to allow a suitable integrity level to be demonstrated. This review will be completed during Front End review to confirm that the new system can meet any SIL rating if required.

The Front End review it is recommended evaluates the following;

Update or install the PLC system to include (tags graphics etc.). This should also extend to the Operations Improvement to review any existing DCS with a view to future upgrades.

Integration of instrumentation with SCADA/PLC.

Implementation of the above will be included in the oil well scope. Consideration shall be given to performing the above activities in advance of the main construction scope where appropriate.

3.10 Operations

The Front End review shall define operation philosophies of Ziyen Energy oil well operations including:

Start-up - initial start-up / start-up following process shutdown / start-up following ESD

Technical Evaluation Appraisal Report	ZIYEN INC.
Illinois Basin Leases	ENERGY DIVISION

3.10 Operations (cont’d)

Shutdown - normal shutdown / emergency shutdown

HIPPS shutdown (if required)

Restart from HIPPS shutdown (if required)

Production limitations - any limits on Ziyen Energy production due to produced water limits in the oil export line must be identified.

Produced water interfaces with the closed drain and vent systems, and any temperature and pressure limitations identified where fitted.

3.11 Safety

Any consequential mitigation measures (active and passive) identified shall be reviewed to confirm whether any additional measures are required and whether there is any additional function / performance required from the existing systems. Any impacts on the oil well U.S. safety case and / or safety critical elements, and any new safety critical elements required will be identified.

It will also be necessary to update the register of LO/LC valves and Environmental Critical Valves – this should be presented with the process line list for any modifications. Although it is understood there may be a Ziyen Energy requirement to provide an update of the Safety Case to the US HSE, the Front End review should clearly identify any changes that are required as a result of engineering design works.

3.12 Innovation

Maurice Wright and Andrew Stephen have a wealth of experience in the Oil & Gas and Energy industry.

During development of this Technical Evaluation Appraisal Report prompted discussion Maurice Wright and Andrew Stephen and some initial innovative up front proposals highlighted below to compliment the introduction of solutions.

Some of the key factors which have been high level reviewed include the following; Renewable energy to power the well system including PV Photovoltaic and wind power with appropriate means of power storage.

Use of local hydrocarbon (gas) and multifuel systems, Biofuels and waste digesters. Utilization of regeneration and energy saving well pumps and artificial gas lift/water injection

Use of diesel generation solutions to provide instant payback.

Provision of multitube control piping and electrical instrument connections.

Consultants Maurice Wright and Andrew Stephen can manufacture the equivalent system below very competitively

Technical Evaluation Appraisal Report	ZIYEN INC.
Illinois Basin Leases	ENERGY DIVISION

3.13 Coarse HAZOP Action Close-Out

A Coarse HAZOP it is recommended be carried out during the Front End Review. Although a fast track Course HAZOP is recommended to keep cost to a minimum the following are a number of actions raised that have been identified for close-out during the Front End Review phase. These are listed below. These actions must be closed out during the FER phase. Actions may be removed if they no longer apply to the selected option.

No.	Action	Status
1	Develop facilities to allow for a detailed field survey	To be closed out in FER
2	Develop facilities to allow for suitable cost estimates with specialist vendors	To be closed out in FER
3	Develop facilities to allow safe start-up.	To be closed out in FER
4	Identify which issues are difficult to engineer re red hot work welding	To be closed out in FER
5	Any key operability or safety function which has to be tied into DCS	To be closed out in FER
6	Review the requirement for insulation / Personnel protection	To be closed out in FER
7	Consider the potential for re injection of PW should system compliance fail	To be closed out in FER
8	Confirm isolation and venting requirements to enable appropriate integrity testing etc.	To be closed out in FER
9	Progress HIPPS revision to detailed design if deemed applicable.	To be closed out in FER

Technical Evaluation Appraisal Report	ZIYEN INC.
Illinois Basin Leases	ENERGY DIVISION

4.0 REFERENCES

1.	ZIYEN ENERGY Website information from www.ziyen.com
2.	Core Laboratories (UK) Petroleum Services Division Compositional Analysis Report
3.	Indiana DNR website
4.	Illinois office of Oil & Gas Resource Management website
5.	Kentucky Commonwealth Division of Oil & Gas website